Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Omega Healthcare Investors, Inc. and OHI Healthcare Properties Limited Partnership for the registration of debt securities, common stock, and preferred stock, and to the incorporation by reference therein of our reports dated February 12, 2024, with respect to the consolidated financial statements and schedules of Omega Healthcare Investors, Inc., and the effectiveness of internal control over financial reporting of Omega Healthcare Investors, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Baltimore, Maryland

September 27, 2024